      As filed with the Securities and Exchange Commission on June 28, 2000

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                 For the fiscal year ended December 31, 1999, or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                           Commission File No. 1-13531

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              TRAMMELL CROW COMPANY
                             RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TRAMMELL CROW COMPANY
                          2001 ROSS AVENUE, SUITE 3400
                               DALLAS, TEXAS 75201

================================================================================

TRAMMELL CROW COMPANY RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
INDEX
--------------------------------------------------------------------------------

                                                                                    Page

Financial Statements:

   Report of Independent Accountants                                                   1

   Statement of Net Assets Available for Benefits                                      2

   Statement of Changes in Net Assets Available for Benefits                           3

   Notes to Financial Statements                                                    4-10

Supplemental Schedule:

   Schedule I - Schedule of Assets Held for Investment Purposes at End of Year        11


                        Report of Independent Accountants

To the Participants and Administrator
of the Trammell Crow Company Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Trammell Crow Company Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
May 19, 2000

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                            December 31,
                                                                        1999            1998
Assets

Investments, at fair value                                          $  117,502,936   $  90,506,066

Receivables:
     Participant notes                                                   1,637,049       1,317,286
                                                                    ---------------  --------------
Net assets available for benefits                                   $  119,139,985   $  91,823,352
                                                                    ===============  ==============












   The accompanying notes are an integral part of these financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                             Years Ended
                                                                             December 31,
                                                                       1999               1998

Additions to net assets attributed to:
     Investment income:
         Interest                                                    $     1,580,659     $    1,357,558
         Dividends                                                           904,481            662,693
         Net appreciation in fair value of investments                    10,686,352          9,348,666
                                                                     ----------------    ---------------
                                                                          13,171,492         11,368,917
                                                                     ----------------    ---------------
     Contributions:
         Employer                                                          5,313,649          3,828,219
         Employee                                                         18,359,484         12,107,308
                                                                     ----------------    ---------------
                                                                          23,673,133         15,935,527
     Transfer from affiliated plan                                                 -            108,364
     Other additions                                                               -              1,613

                                                                     ----------------    ---------------
Total additions                                                           36,844,625         27,414,421

Deductions from net assets attributed to:
     Benefit payments                                                      9,240,348          5,219,284
     Transaction charge                                                       33,441             21,993
     Participant notes receivable terminated
         due to withdrawal of participant                                    170,708            148,006
     Transfer to affiliated plan                                                   -             11,599
     Other deductions                                                              -              1,169
                                                                     ----------------    ---------------
Total deductions                                                           9,444,497          5,402,051
Change in forfeiture reserve, net                                           (83,495)           (68,199)
                                                                     ----------------    ---------------
Net increase                                                              27,316,633         21,944,171
Net assets available for benefits at beginning of year                    91,823,352         69,879,181
                                                                     ----------------    ---------------
Net assets available for benefits at end of year                     $   119,139,985     $   91,823,352
                                                                     ================    ===============



   The accompanying notes are an integral part of these financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       Description of Plan

         The following description of the Trammell Crow Company Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan established effective July 1, 1991 and most recently amended December 31, 1998, retroactively effective December 1, 1998. Effective March 1, 1998, permanent employees of Trammell Crow Company (the "Company") are eligible to participate upon completing 90 days of service and temporary employees are eligible to participate upon completing one year of service. Prior to March 1, 1998 all employees were eligible to participate upon completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions

         Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 general accounts, 4 pooled separate accounts, 2 mutual funds, and a Company stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

         The Company may make a matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6 percent of the participant's compensation. The Company may also make discretionary non-elective contributions. Matching Company contributions, if any, are recorded in the same period in which the Company makes payroll deductions from the participants' earnings. Discretionary non-elective contributions, if any, are recorded in the period selected by the Company.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. The Plan administrator may grant credit for years of service with a previous employer or employers, provided that the employee was hired as a result of a purchase, merger or consolidation in which a group of employees was acquired. If an active participant dies or becomes totally disabled, as defined by the Plan agreement, prior to attaining the normal retirement age, the vesting percentage shall be 100 percent.

         Payment of Benefits

         On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account or defer payment to a later date. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

         Participant Notes Receivable

         Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 9.50% for the years ended December 31, 1999 and 1998).

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       Summary of Accounting Policies

         Method of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

         Amounts shown by investment fund option on the statement of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3, "ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS."

         Investment Valuation

         Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general accounts are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. Investments in the mutual funds and the Company Stock are valued at their quoted market price.

3.       Investments

         Investments that represent 5 percent or more of the Plan's net assets are separately identified below.


                                                                                      December 31,
                                                                               1999                 1998

       CIGNA Charter Guaranteed Long-Term Account                             $ 26,450,916         $ 24,240,355
          interest rates, 5.65%; 5.90%
       CIGNA Charter Large Company Stock Index Fund                             24,085,222           15,271,933
          units, 305,805; 234,053
       CIGNA Fidelity Advisor Growth Opportunities Fund                         32,263,043           30,924,077
          units, 398,999; 403,709
       CIGNA PBHG Growth Fund                                                    9,203,410                  N/A
          units, 187,251; N/A


                                       6


TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       CIGNA Templeton Growth Fund                                              11,668,134            6,645,125
          units, 377,487; 281,931
       Dodge & Cox Balance Sheet Fund                                            8,669,173            6,574,490
          shares, 131,931; 100,805


TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         Investment Performance

         During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,171,492 and $11,368,917, respectively, as follows:


                                                                                 Years Ended
                                                                                 December 31,
                                                                             1999            1998

       General Accounts:
            CIGNA Charter Guaranteed Long-Term Account                    $  1,408,305    $  1,212,771
            CIGNA Charter Guaranteed Government
               Securities Account                                               42,718          32,144
                                                                          -------------   -------------
                                                                             1,451,023       1,244,915

       Pooled Separate Accounts:
            CIGNA Charter Large Company Stock Index Fund                     3,812,138       1,575,961
            CIGNA Fidelity Advisor Growth Opportunities Fund                 1,291,992       5,674,608
            CIGNA PBHG Growth Fund                                           3,789,956        (21,085)
            CIGNA Templeton Growth Fund                                      2,309,074       (222,915)
                                                                          -------------   -------------
                                                                            11,203,160       7,006,569

       Mutual Funds:
            Alliance Capital Aggressive Growth Stock Fund                            -       1,431,125
            Alliance Capital Equitrack Equity Index Fund                             -       1,303,774
            Dodge & Cox Balance Sheet Fund                                     831,354         377,038
            Franklin Balance Sheet Fund                                       (35,040)       (133,864)
                                                                          -------------   -------------
                                                                               796,314       2,978,073
       Common Stock:
            Trammell Crow Company Common Stock                               (408,641)          26,717

       Participant Notes Receivable                                            129,636         112,643
                                                                          -------------   -------------

              Net increase                                                $ 13,171,492    $ 11,368,917
                                                                          =============   =============


TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.       Investment Contracts with Insurance Company

         The Plan participates in contracts with CG Life via investments in the CIGNA Charter Guaranteed Long-Term Account and the CIGNA Charter Guaranteed Government Securities Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account, the Plan is credited with interest at the rate specified in the contract which was 5.65% and 5.90% for the years ended December 31, 1999 and 1998, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. For the Plan's investment in the CIGNA Charter Guaranteed Government Securities Account, the Plan is credited with interest at a yield which averaged 3.70% and 3.99% for the years ended December 31, 1999 and 1998, respectively, net of asset charges. As discussed in Note 2, the CIGNA Charter Guaranteed Long-Term Account and the CIGNA Charter Guaranteed Government Securities Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.       Related-Party Transactions

         Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA. CIGNA is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.

6.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated December 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


8.       Reconciliation of Plan Financial Statements to the Form 5500

         Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.       Transfers From Affiliated Plan

         In 1998, certain employees and their participant balances were transferred to the Plan from Trammell Crow Asset Company Profit Sharing Plan and Trust, an affiliated plan.

10.      Transfers To Affiliated Plans

         In 1998, certain employees and their participant balances were transferred from the Plan to the Kinetic Group and Crow Family Holdings, respectively, which are affiliated plans.

11.      Forfeitures

         The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $140,466 and $47,438 at December 31, 1999 and 1998, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1999 and 1998, Company cash contributions were offset by $90,000 and $70,060, respectively, from forfeited nonvested accounts.

12.      Life Insurance Policies

         Participants (or participants with a deferred account balance) who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company may elect to transfer this policy to the Plan. These policies are owned by the Plan Trustees for the benefit of the participant insured. These policies are in a "paid up" status, and may be distributed or canceled at the participant's direction. Upon distribution of a participant's total vested account balance, this policy must also be distributed to the participant. These contracts are fully allocated to the insured participant's account. Premiums (if any) increase the value of the specific insured's insurance policy. Therefore these contracts are excluded from plan assets in the accompanying financial statements.

TRAMMELL CROW COMPANY                                      SUPPLEMENTAL SCHEDULE
RETIREMENT SAVINGS PLAN                                               SCHEDULE I
SCHEDULE H (PART IV) FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                (c)
                        (b)                     Description of investment including                                (e)
           Identity of Issue, borrower,           maturity date, rate of interest,              (d)              Current
   (a)       lessor, or similar party            collateral, par or maturity value             Cost               value

    *    Connecticut General Life          CIGNA Charter Guaranteed Long-Term                  N/A**             $ 26,450,916
         Insurance Company                 Account

    *    Connecticut General Life          CIGNA Charter Guaranteed                            N/A**                1,500,143
         Insurance Company                 Government Securities Account

    *    Connecticut General Life          CIGNA Charter Large Company Stock                   N/A**               24,085,222
         Insurance Company                 Index Fund

    *    Connecticut General Life          CIGNA Fidelity Advisor Growth                       N/A**

         Insurance Company                 Opportunities Fund                                                      32,263,043

    *    Connecticut General Life          CIGNA PBHG Growth Fund                              N/A**                9,203,410
         Insurance Company

    *    Connecticut General Life          CIGNA Templeton Growth Fund                         N/A**               11,668,134
         Insurance Company

    *    Firstar Trust Company             Dodge & Cox Balance Sheet Fund                      N/A**                8,669,173

    *    Franklin Templeton Group          Franklin Balance Sheet Fund                         N/A**                2,883,616

    *    Fidelity Investments              Trammell Crow Company Common Stock                  N/A**                  663,216

    *    Connecticut General Life          Cash Equivalents (CIGNA Charter                     N/A**                  116,063
         Insurance Company                 Guaranteed Short-Term Account)

    *    Plan Participants                 Participant Notes Receivable                        N/A**                1,637,049


* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                         TRAMMELL CROW COMPANY
Date:    June 28, 2000                   RETIREMENT SAVINGS PLAN

                                         By:      TRAMMELL CROW COMPANY
                                                  PLAN SPONSOR

                                         By:      /s/ Derek R. McClain
                                            -----------------------------------
                                                  Derek R. McClain
                                                  Chief Administrative Officer
                                                  and General Counsel

                                INDEX TO EXHIBITS

              Exhibit
              Number                Description
              -------      -----------------------------------------------
              *23.1        Consent of PricewaterhouseCoopers LLP

              ----------
              *Filed herewith.